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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:         PNC Advisors Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

              1600 Market Street
              Philadelphia, PA  19103

Telephone Number (including area code):

              215-585-6720

Name and address of agent for service of process:

         LEAH TOMPKINS, ESQ.
         PNC Bank, National Association
         Legal Department
         1600 Market Street
         Philadelphia, PA  19103

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Copies to:        W. JOHN MCGUIRE, ESQ.
                  Morgan, Lewis & Bockius LLP
                  1800 M Street, N.W.
                  Washington, DC  20036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes [X]   No [  ]

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Notice: A copy of the Declaration of Trust of PNC Advisors Fund is on file with the Secretary of State of the State of Delaware and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust

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              Pursuant to the requirements of the Investment Company Act of
1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia, State of Pennsylvania on this 21st day of December, 2000.


                                        PNC Advisors Fund

                                        By: /s/ D. Duncan Orr
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                                                D. Duncan Orr
                                                President